15049290

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 06 2015
Washington DC
403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37928

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Grand Financial, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15303 Dallas Parkway, Suite 1010
(No. and Street)

Addison	Texas	75001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James L. Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Grand Financial, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LARIANN B. HINTON
Notary Public
State of Texas
Comm. Expires 06-06-2015

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GRAND FINANCIAL, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2014

GRAND FINANCIAL, INC.

Table of Contents

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Grand Financial, Inc.
Addison, Texas

We have audited the accompanying statement of financial condition of Grand Financial, Inc. (The "Company") as of December 31, 2014, and the related statements of income (loss), changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grand Financial, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I and II (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 25, 2015

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

GRAND FINANCIAL, INC.
Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$	301,882
Total Assets	$	301,882

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	59,245
Other accrued liabilities		3,849
Total liabilities		63,094
Stockholder's equity:		
Common stock, 100,000 shares authorized with $1 par value, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		1,121,407
Retained earnings (deficit)		(883,619)
Total stockholder's equity		238,788
Total Liabilities and Stockholder's Equity	$	301,882

The accompanying notes are an integral part of these financial statements.

GRAND FINANCIAL, INC.
Statement of Income (Loss)
For The Year Ended December 31, 2014

Revenues:	
Brokerage fees	$ 1,150,745
Expenses:	
Commissions	765,302
Salaries	76,453
Payroll taxes	61,139
Outside Services	807
Operating expense	197,352
Taxes - Other	2,151
Filing fees	43,832
Professional fees	14,137
Total expenses	1,161,173
Income (loss) before income taxes	(10,428)
State income tax expense	3,028
Net Income (Loss)	$ (13,456)

The accompanying notes are an integral part of these financial statements.

GRAND FINANCIAL, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2013	$ 1,000	$ 1,024,991	$ (870,163)	$ 155,828
Contributions	--	96,416	--	96,416
Net income (loss)	--	--	(13,456)	(13,456)
Balances at December 31, 2014	$ 1,000	$ 1,121,407	$ (883,619)	$ 238,788

The accompanying notes are an integral part of these financial statements.

GRAND FINANCIAL, INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2014

Balance, at December 31, 2013	$	--
Increases		--
Decreases		--
Balance, at December 31, 2014	$	--

The accompanying notes are an integral part of these financial statements.

GRAND FINANCIAL, INC.
Statement of Cash Flows
For the Year Ended December 31,2014

Cash flows from operating activities		
Net income (loss)	$	(13,456)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Increase (decrease) in accounts payable		7,129
Increase (decrease) in other accrued liabilities		(3,401)
Net cash provided (used) by operating activities		(9,728)
Cash flows from investing activities		
Net cash provided (used) by investing activities		--
Cash flows from financing activities		
Capital contributions		96,416
Net cash provided (used) by financing activities		96,416
Net increase (decrease) in cash		86,688
Cash at beginning of year		215,194
Cash at end of year	$	301,882

The accompanying notes are an integral part of these financial statements.

GRAND FINANCIAL, INC.
Notes to Financial Statements
December 31, 2014

Note 1 - Organization and Significant Accounting Policies

Nature of Business

Grand Financial, Inc. (the "Company"), was incorporated on April 16, 1987 and deals in brokerage of oil and gas private placements for an affiliated company ("Grand Energy, Inc."). The Company is registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is located in Addison, Texas.

Revenue Recognition

Brokerage fees and related expenses are recorded in the period in which earned.

Income Taxes

Management has evaluated income tax positions taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements and also has evaluated the need for disclosure with respect to income tax positions taken that are not certain to be realized.

The Company and its shareholder have elected treatment under provisions of Subchapter S of the Internal Revenue Code; therefore, taxable income or loss from corporate operations is allocated to the shareholder. Accordingly, no provision has been made for federal income taxes in the financial statements at December 31, 2014. Any potential interest and penalty, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. Income tax returns are subject to examination by taxing authorities over various statutes of limitations generally three to five years from the date of filing.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Related Party Transactions

The Company is related through common ownership to Grand Energy, Inc., a Texas corporation. Grand Energy, Inc. has agreed to pay certain operating expenses such as overhead and licensing on behalf of the Company. Pursuant to regulatory pronouncements, the Company has calculated its allocable amount of these expenses and has included such amounts in the financial statements. For the year ended December 31, 2014, these expenses totaled $197,352 and are reported as operating expenses.

For the year ended December 31, 2014, the Company earned commissions of $741,875, and Placement Agent Fees of $408,870 for marketing oil and gas investments for Grand Energy, Inc.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of approximately $238,788 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .26 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i).

Note 5 - Credit Risk

At December 31, 2014, and at various times throughout the year, the Company may have had cash balances in excess of Federally insured limits.

Note 6 - Recent Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09 Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the company expects to be entitled in exchange for those goods or services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurrent to obtain or fulfill a contract. ASU will be effective commencing with the Company's year ending December 31, 2017, The company is currently assessing the potential impact of this ASU on its financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2014

Schedule I

GRAND FINANCIAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2014

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$	238,788
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		238,788
Deductions and/or charges		--
Net capital before haircuts on securities positions		238,788
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		--
Net capital	$	238,788

AGGREGATE INDEBTEDNESS

Accounts Payable	$	59,245
Other accrued liabilities		3,849
Total aggregate indebtedness	$	63,094

Schedule I (continued)

GRAND FINANCIAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 4,205
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 233,788
Net capital less the greater of 10% of total aggregate indebtedness or 120% of required minimum	$ 232,479
Ratio: Aggregate indebtedness to net capital	.26 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

GRAND FINANCIAL, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2014

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section 15c3-3(k)(2)(i), in which the Company is a direct participation broker-dealer.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON MANAGEMENT'S EXEMPTION REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors
Grand Financial, Inc.
Dallas, Texas

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* Grand Financial, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Grand Financial, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i), (the "exemption provisions") and *(b)* Grand Financial, Inc. stated that Grand Financial, Inc. met the identified exemption provisions throughout the period from June 1, 2014 to December 31, 2014 without exception. Grand Financial, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Grand Financial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co, LLP

CF & Co., L.L.P.

February 25, 2015

GRAND FINANCIAL, INC.
15303 Dallas Parkway
Suite 1010
Addison, Texas 75001
972/788-2080

February 10, 2015

GRAND FINANCIAL, INC. EXEMPTION REPORT

Grand Financial, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): [(2) (i)]
(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)[(2)(i)] throughout the most recent period of June 1, 2014 to December 31, 2014.

I, James L Harris, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:____________________

Title President

February 10, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON THE SIPC ANNUAL ASSESSMENT

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE SIPC ANNUAL ASSESSMENT

The Board of Directors
Grand Financial, Inc.
Dallas, Texas

Attention: James L. Harris

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompany Schedule of Assessment and Payments General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Grand Financial, Inc. (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (cash disbursement journal), noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no differences.

We were not engaged to, and did not; conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, TX
February 25, 2015

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*********2866*********************MIXED AADC 220
037928 FINRA DEC
GRAND FINANCIAL INC
15303 DALLAS PKWY STE 1010
ADDISON TX 75001-4651

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)		$ -0-
B.	Less payment made with SIPC-6 filed (**exclude interest**) ______ Date Paid		(-0-)
C.	Less prior overpayment applied		(<877.00>)
D.	Assessment balance due or (overpayment)		<877.00>
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum		-0-
F.	Total assessment balance and interest due (or overpayment carried forward)		$ <877.00>
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ -0-	
H.	Overpayment carried forward	$(______)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Grand Financial, Inc.
(Name of Corporation, Partnership or other organization)

Claudia K. [signature]
(Authorized Signature)

Controller
(Title)

Dated the 11th day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,150,745
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Revenue from Direct Participation Programs (Deductions in excess of $100,000 require documentation) PPM LP 2015-88, Ltd; 2015-89, Ltd.	1,150,745
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	
Total deductions	1,150,745
2d. SIPC Net Operating Revenues	$ -0-
2e. General Assessment @ .0025	$ -0-
	(to page 1, line 2.A.)